SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 11)

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39036P209

(CUSIP Number)

Todd Wiench

Imperial Capital Asset Management, LLC

3801 PGA Boulevard, Suite 603

Palm Beach Gardens, Florida 33410

(310) 246-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,577,187
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,577,187
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,577,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 39036P209	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Long Ball Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,668,103
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,668,103
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,668,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 39036P209	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Group Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,900
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 460,900
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 39036P209	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,768,148
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,768,148
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,768,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 39036P209	Page 6 of 8 Pages

Explanatory Note: This Amendment No. 11 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Great Elm Group, Inc. (the “Issuer”) filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2019, as amended by:

•	Amendment No. 1 to the Initial 13D filed on March 3, 2020;

•	Amendment No. 2 to the Initial 13D filed on May 21, 2021;

•	Amendment No. 3 to the Initial 13D filed on May 11, 2022;

•	Amendment No. 4 to the Initial 13D filed on June 13, 2022;

•	Amendment No. 5 to the Initial 13D filed on September 30, 2022;

•	Amendment No. 6 to the Initial 13D filed on December 27, 2022;

•	Amendment No. 7 to the Initial 13D filed on January 5, 2023;

•	Amendment No. 8 to the Initial 13D filed on January 10, 2023;

•	Amendment No. 9 to the Initial 13D filed on May 15, 2023; and

•	Amendment No. 10 to the Initial 13D filed on June 7, 2023 (as so amended, the “Schedule 13D”), amends and supplements certain of the items set forth in the Schedule 13D.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Imperial Capital Asset Management, LLC (“ICAM”);

•	Long Ball Partners, LLC (“Long Ball”);

•	Imperial Capital Group Holdings II, LLC (“ICGH2”); and

•	Jason Reese.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

As of the date of this Amendment, Long Ball is the holder of an aggregate principal amount of $7,365,747.00 of the Issuer’s 5.0% Convertible Senior PIK Notes Due 2030 (the “PIK Notes”). The PIK Notes are convertible into Common Stock. On June 16, 2023, Long Ball entered into a letter agreement (the “Forbearance Agreement”) with the Issuer, pursuant to which Long Ball irrevocably agreed to forbear from exercising its right to convert the PIK Notes (and any additional PIK Notes issued pursuant to the PIK Notes) into Common Stock until December 27, 2024 (the “Forbearance End Date”). The Forbearance End Date may be extended by Long Ball with the prior written consent of the Issuer. As of the date of this Amendment, if the Forbearance Agreement were not in place, the PIK Notes would be convertible into 2,121,348 shares of Common Stock. As a result of the Forbearance Agreement, the Common Stock issuable upon conversion of the PIK Notes will not be deemed to be beneficially owned by Long Ball, ICAM or Jason Reese.

The Forbearance Agreement may only be amended or terminated by a written amendment, fully executed and delivered by Long Ball with no less than 61 days’ prior written notice to the Issuer.

CUSIP No. 39036P209	Page 7 of 8 Pages

The foregoing descriptions of the PIK Notes and the Forbearance Agreement are qualified in their entirety by reference to the form of PIK Note and the Forbearance Agreement, which are filed as Exhibits 99.7 and 99.8 to this Amendment and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are based on 30,643,918 shares of Common Stock outstanding as of April 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2023.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

The Information in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is supplemented as follows:

Exhibit No.	Description

99.7	Form of 5.0% Convertible Senior PIK Notes due 2030 (incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed with the SEC on December 29, 2020).

99.8	Letter Agreement, dated June 16, 2023, by and between Long Ball Partners, LLC and Great Elm Group, Inc.

CUSIP No. 39036P209	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

Imperial Capital Asset Management, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Long Ball Partners, LLC

By: Imperial Capital Asset Management, LLC its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Group Holdings II, LLC

By:	/s/ Jason Reese
Jason Reese, its Authorized Signatory

Jason Reese

/s/ Jason Reese